UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003, and for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits considered internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 2, 2005

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Cash	$4,081	$1,029

Investments	16,849,450	12,673,709

Receivables:
Contributions:
Participants	39,527	37,459
Employer	24,179	22,110
Participant loans	5,036	4,564
Accrued interest	866	1,232
Total receivables	69,608	65,365

Total assets	16,923,139	12,740,103

Liabilities:
Excess deferrals and other	4,081	1,015

Net assets available for benefits	$16,919,058	$12,739,088

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Investment income:
Net appreciation in fair value of investments	$2,230,371
Interest and dividends	321,353
Investment income	2,551,724

Contributions:
Participants	1,432,285
Employer	756,985
2,189,270
Total additions	4,740,994

Deductions:
Benefit payments	545,238
Administrative expenses	15,786
Total deductions	561,024

Increase in net assets available for benefits	4,179,970
Net assets available for benefits at beginning of year	12,739,088
Net assets available for benefits at end of year	$16,919,058

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan), is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer), who have completed three consecutive months of service or at least 1,000 hours of service in any eligibility computation period, as defined in the plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Reference should be made to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans, which totaled $142,471 in 2004. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the year ended December 31, 2004. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined. Participants direct their contributions and the Company’s contributions into investment options selected by the Plan Administrator. Forfeited balances of terminated participants’ nonvested accounts are used to reduce plan expenses, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Included in the Plan assets at December 31, 2004 and 2003, were $55,697 and $48,067, respectively, of unallocated forfeited nonvested accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Company. Certain administrative expenses incurred by the Plan are paid by the Company, which were not material in 2004.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and nonforfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2004 and 2003. The Company’s common stock is valued at its quoted market price. Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by Nationwide Trust Company. The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003

American Funds EuroPacific Growth Fund/ A	$2,244,866	$–
American Funds Growth Fund of America/ A	2,295,202	1,794,724
Dreyfus Intermediate Term Income Fund	1,858,559	1,506,268
Putnam International Growth	–	1,681,381
SEI Stable Asset	1,025,484	839,435
State Street Research Aurora A	1,251,893	945,034
Van Kampen Growth and Income A	2,915,679	2,240,965
Sonic Corp. common stock	4,017,124	2,618,194

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

For the Year Ended December 31, 2004

Registered investment companies	$897,526
Sonic Corp. common stock	1,332,845
Net appreciation in fair value of investments	$2,230,371

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Related-Party Transactions

A portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Market Value

	AIM Small Cap Growth Fund	27,088 shares	$743,839
	American Funds EuroPacific Growth/A	63,005 shares	2,244,866
	American Funds Growth Fund of America/A	83,828 shares	2,295,202
	Cash Management Trust of America	203,887 shares	203,893
	Dreyfus Intermediate Term Income Fund	143,629 shares	1,858,559
	SEI Stable Asset	1,025,484 shares	1,025,484
	State Street Research Aurora A	30,926 shares	1,251,893
	Van Kampen Growth and Income A	144,412 shares	2,915,679
*	Sonic Corp. common stock	131,709 shares	4,017,124
*	Participant Loans	Participant loans, interest rates from 5.18 % to 10.5%	292,911
	Total assets held for investment		$16,849,450

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan
	By:	/s/ Nancy L. Robertson
Nancy L. Robertson, Chair of the Sonic Corp. Savings and Profit Sharing Plan Advisory Committee
Date: June 23, 2005

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm